UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MatrixOne, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share,

(Title of Class of Securities)

57685P304

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Mark F. O’Connell

Chief Executive Officer, President and Director

Deborah Dean

Vice President, General Counsel and Secretary

MatrixOne, Inc.

210 Littleton Road

Westford, Massachusetts 01886

(978) 589-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

David A. Westenberg, Esq.

Wilmer Cutler Pickering Hale and Dorr, LLP

60 State Street

Boston, MA 02109

Telephone: (617)526-6000

Telecopy: (617) 526-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Attached are MatrixOne, Inc.’s (“MatrixOne” or the “Company”) Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders to be held on December 22, 2005, and the related materials filed with the Securities and Exchange Commission in connection with the Notice of Annual Meeting of Stockholders and Proxy Statement for its Annual Meeting of Stockholders (the “Proxy Materials”). The Proxy Materials contain a proposal submitted for the approval of MatrixOne stockholders to amend MatrixOne’s 1999 Amended and Restated Stock Plan to permit a one-time stock option exchange program under which outstanding stock options having an exercise price equal to or above the greater of (i)$5.55 and (ii) the market value of the Company’s common stock on the date the Board approves the offer to exchange, would be exchanged for new Restricted Stock Awards (the “Exchange Program”). One share of Restricted Stock would be granted for every option to purchase two shares of Common Stock surrendered for exchange. MatrixOne’s directors and officers within the meaning of Rule 16a-1(f) under the Securities Exchange Act of 1934 will not be eligible to participate in the Exchange Program.

The Proxy Materials do not constitute an offer to holders of options to purchase Common Stock to exchange their options. At the time the Exchange Program commences, MatrixOne will provide option holders who are eligible to participate in the Exchange Program with written materials explaining the terms and timing of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read these written materials carefully when they become available because they will contain important information about the Exchange Program. MatrixOne will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange Program. Investors will be able to obtain these written materials and other documents filed by MatrixOne with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov and from the Company’s website at www.matrixone.com.

ITEM 12. EXHIBITS.

99.1	Notice of Annual Meeting of Stockholders and Proxy Statement for Annual Meeting of Stockholders, November 18, 2005.
99.2	Proxy Statement for Annual Meeting of Stockholders, November 18, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO-C is true, complete and correct.

MatrixOne, Inc.

By:  /s/ Mark F. O’Connell

        Mark F. O’Connell

        Chief Executive Officer, President and Director

Date: November 18, 2005